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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                (Amendment No.  1  )*
                                            -----

                          Utah Resources International, Inc.
                      ------------------------------------------
                                   (Name of Issuer)


                        Common Stock, $.10 par value per share
                      ------------------------------------------
                            (Title of Class of Securities)



                                      917518102
                                  ------------------
                                    (CUSIP Number)


                                      John Fife
                       President, Inter-Mountain Capital Corp.
                               360 East Randolph Street
                                      Suite 2606
                               Chicago, Illinois  60601
                                     312/565-1569
                      ------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notice and Communications)



                                     July 3, 1996
                         ------------------------------------
               (Date of Event which Requires Filing of this Statement)


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    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box./ /

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     SCHEDULE 13D

CUSIP NO.  917518102                             Page     of       Pages
- --------------------------------                 ------------------------------

    (1)  Name of Reporting Person.  Inter-Mountain Capital Corp.
         S.S. or I.R.S. Identification No. of Above Person.  FEIN  36-4075407
    ---------------------------------------------------------------------------


    (2)  Check the Appropriate Box if a Member of a Group* (a) / /
                                                           (b) / /
    ---------------------------------------------------------------------------

    (3)  SEC Use Only

    ---------------------------------------------------------------------------

    (4)  Source of Funds*  WC and SC
    ---------------------------------------------------------------------------


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    (5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                              / /
    ---------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization.  Delaware
    ---------------------------------------------------------------------------
 Number of    (7)  Sole Voting Power.  2,500 plus 1,275,912 (50.5%)
  Shares      for an aggregate 50.6%
Beneficially  -----------------------------------------------------------------
  Owned By    (8)  Shared Voting Power. 0
   Each       -----------------------------------------------------------------
 Reporting    (9)  Sole Dispositive Power.  2,500 plus 1,275,912 for an
  Person      aggregate 50.6%.
   With       -----------------------------------------------------------------
              (10) Shared Dispositive Power.  0
    ---------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
         1,278,412.
    ---------------------------------------------------------------------------
    (12) Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*
         / /
    ---------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11).  50.6%
    ---------------------------------------------------------------------------
    (14) Type of Reporting Person*  HC
    ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                        (INCLUDING EXHIBITS) OF THE SCHEDULE,
                            AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer.

    This statement on Schedule 13D ("Schedule 13D"), relates to the Common,
$.10 par value per share stock of Utah Resources International, Inc. (the "Issuer") (the "Stock"). The principal executive office of the Issuer is at 297 West Hilton Drive Suite #4, St. George, Utah 84770.

Item 2.  Identity and Background.

    This Schedule 13D is filed on behalf of Inter-Mountain Capital Corp., a Delaware corporation, authorized to do business in Utah (the "Company"). The Company's business address is 360 East Randolph Street, Suite 2403, Chicago, Illinois 60601. John Fife, a United States citizen, is the President, sole director and sole shareholder of the Company. John Fife's business address is 360 East Randolph Street, Suite 2403, Chicago, Illinois 60601. John Fife's present principal occupation is that of a business owner and private investor. During the last


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five (5) years, neither the Company nor John Fife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither the Company nor John Fife has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and consequently, neither has been nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

    Pursuant to the terms of the Stock Purchase Agreement, dated as of July 3, 1996, by and between the Issuer and the Company (the "Agreement"), the Company purchased one million two hundred seventy-five thousand nine hundred twelve (1,275,912) shares of common, $.10 par value stock of Issuer. The Company purchased a sufficient number of shares so that it would own a fifty and one/half percent (50.5%) ownership interest (a "Majority Interest") in the Issuer. The Company purchased the Issuer's Stock at a purchase price equal to Three and 35/100 Dollars ($3.35) per share for an aggregate purchase price equal to Four Million Two Hundred Seventy-Four Thousand Three Hundred Five and 20/100 Dollars ($4,274,305.20) (the "Purchase Price"). At the Closing, which occurred on July 3, 1996, the Company paid the Issuer Six Hundred Forty-One Thousand One Hundred Forty-Five and 78/100 Dollars ($641,145.78). The balance of the Purchase Price was evidenced by Purchaser's Promissory Note (the "Note"), in an amount equal to Three Million Six Hundred Thirty-Three Thousand One Hundred Fifty-Nine and 42/100 Dollars ($3,633,159.42). The Note bears interest at a rate equal to the short-term applicable federal rate published by the Internal Revenue Service. Interest on the Note is paid currently in arrears on each anniversary of the Note. At the closing, the Company paid the Issuer an amount equal to the first year of interest due under the Note, which amount was discounted to the present value. Interest will be paid annually in arrears on each anniversary of the Note, commencing with the second anniversary. The principal and interest accrued under the Note is due and payable August 1, 2001. The Note is secured by the Purchased Shares, as evidenced by a Stock Pledge Agreement. Fife personally guaranteed payment of twenty-five percent (25%) of all amounts due under the Note.

Item 4.  Purpose of Transaction.

    (a) Acquisition by any Person of Additional Securities of the Issuer, or the Disposition of Securities of the Issuer.

    The Issuer has granted the Company an option to acquire one hundred fifty thousand (150,000), or more, additional shares of the capital stock of the Issuer at an exercise price of Three and 35/100 Dollars ($3.35) per share, such that the Company, under the terms of the options, would have, at all times, the right to own fifty and one/half percent (50.5%) of the Issuer's Stock. The option to acquire this stock is exercisable, upon the occurrence of certain contingencies, for a period of ten (10) years from the date of the Closing. Furthermore, Company from time to time may make additional purchases of the Issuer's stock.


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    (b)  Extraordinary Corporate Transaction, such as a Merger, Reorganization or Liquidation, Involving the Issuer or any of its Subsidiaries.

    The Agreement contemplates that subject to applicable state and federal securities and state corporate law, the Issuer shall cause a 1,000 to 1 share reverse split of the Issuer's stock to the shareholders of record at Three and 35/100 Dollars ($3.35) per share, with fractional shareholders given the option to either purchase additional fractional shares to round up to one whole share following the reverse split or receive cash in lieu of their fractional shares. The Company may be issued additional shares of stock at a price equal to Three and 35/100 Dollars ($3.35) per share, so that after the reverse split the Company may maintain its fifty and one/half percent (50.5%) majority interest in the Issuer. Upon the occurrence of the reverse split and subject to applicable state and federal securities and state corporate law any Issuer shares redeemed by the Issuer pursuant to the reverse split may be acquired by the remaining shareholders, other than the Company, on a pro rata basis, at a purchase price equal to the pre-split Three and 35/100 Dollars ($3.35) per share.

    (c) A Sale or Transfer of a Material Amount of the Assets of the Issuer or any of its Subsidiaries.

    None at this time, although the Company reserves the right to consider such actions.

    (d) Any Change in the Present Board of Directors or Management of the Issuer, Including any Plans or Proposals to Change the Number or Term of Directors or to Fill any Existing Vacancies on the Board.

    As required by the Agreement, Gerry Brown resigned as President of the Issuer and was elected Vice-President of the Issuer. As further required by the Agreement, E. Jay Sheen and R. Dee Erickson resigned as directors of the Issuer, effective July 13, 1996. David Fife and Fife were appointed directors of the Issuer, effective July 13, 1996. As required by the Agreement, Fife was elected President and Chief Executive Officer of the Issuer.

    (e) Any Material Change in the Present Capitalization or Dividend Policy of the Issuer.

    None at this time, although the Company reserves the right to consider such actions.

    (f) Any Other Material Change in the Issuer's Business or Corporate Structure Including but not Limited to, if the Issuer is a Registered Closed-end Investment Company, any Plans or Proposals to Make any Changes in its Investment Policy for which a Vote is Required by
         Section 13 of the Investment Company Act of 1940.

    None at this time, although the Company reserves the right to consider such actions.


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    (g)  Changes in the Issuer's Charter, Bylaws or Instruments Corresponding
         Thereto or Other Actions which may Impede the Acquisition of Control of the Issuer by any Person.

    None at this time, although the Company reserves the right to consider such actions.

    (h) Causing a Class of Securities of the Issuer to be Delisted from a National Securities Exchange or to Cease to be Authorized to be Quoted in an Inter-dealer Quotation System of a Registered National Securities Association.

    If the transactions contemplated by the Agreement are consummated, it may cause a class of securities of the Issuer to be delisted from a national securities exchange or cause a class of securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

    (i) A Class of Equity Securities of the Issuer Becoming Eligible for Termination of Registration Pursuant to Section 12(g)(4) of the Act.

    If the transactions contemplated by the Agreement are consummated, it may cause the Issuer to become eligible for Termination of Registration pursuant to
Section 12(g)(4) of the Act.

    (j)  Any Action Similar to any of those Enumerated Above.

    None.


Item 5.  Interest in Securities of the Issuer.

    (a)  See the responses to Items 3 and 4.

    (b)  See the response to Item 4(a).

    (c)  See the response to Item 4(a).

    (d) No other person is known by the Company to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

    (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


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    Please see the responses to Items 3 and 4.


Item 7.  Materials to Be Filed as Exhibits.

    Exhibit 1. Stock Purchase Agreement, dated as of July 3, 1996, by and between the Utah Resources International, Inc. and Inter-Mountain Capital Corp.

Signature.



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         August 6, 1996                         /s/ John Fife
- ----------------------------------          -----------------------------------
            Date                                Signature

                                                President
                                            -----------------------------------
                                                Name/Title


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